Securities and Exchange Commission
                             Washington, D.C. 20549




                                    Form 11-K
                                  Annual Report



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



                   For the Fiscal Year Ended December 31, 2002



A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                   SENA 401(k) Plan for Kimberly Union Members
                   c/o Stora Enso North America Corp.
                   510 High Street
                   P.O. Box 8050 Wisconsin Rapids, WI 54495-8050
                   USA


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                   Stora Enso Oyj
                   (Stora Enso Corporation)
                   Kanavaranta 1
                   P.O. Box 309
                   00101 Helsinki,
                   Finland

SENA 401(k) Plan for
Kimberly Union Members
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

SENA 401(k) Plan for Kimberly Union Members
Index to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                        Page(s)

Report of Independent Auditors................................................1

Financial Statements

Statements of Net Assets Available for Benefits as of
  December 31, 2002 and 2001..................................................2

Statement of Changes in Net Assets Available for Benefits
  for the year ended December 31, 2002........................................3

Notes to Financial Statements...............................................4-9

Supplemental Schedule

Schedule I:  Schedule of Assets (Held at End of Year)
  as of December 31, 2002....................................................10


Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                         Report of Independent Auditors


To the Participants and Administrator of the SENA 401(k) Plan for Kimberly Union Members


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the SENA 401(k) Plan for Kimberly Union Members (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

July 23, 2003

SENA 401(k) Plan for Kimberly Union Members
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                         2002           2001

Assets
  Investments - Wells Fargo Bank (Note 1)            $         -    $15,738,575
  Investments - Fidelity Management Trust Company
    (Note 1)                                                   -     29,902,991
  Plan interest in the SENA Master Trust              37,176,405              -
  Loans to participants                                  803,161        835,122
                                                     ------------   ------------
    Total investments                                 37,979,566     46,476,688
  Receivables:
    Company contributions                                      -         75,795
    Participant contributions                             76,903         67,339
    Due from broker for pending trades                         -     29,902,991
                                                     ------------   ------------
    Total receivables                                     76,903     30,046,125
                                                     ------------   ------------
      Total assets                                    38,056,469     76,522,813
Liabilities
  Due to broker for pending trades                             -     29,902,991
                                                     ------------   ------------
Net assets available for benefits                    $38,056,469    $46,619,822
                                                     ============   ============

   The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan for Kimberly Union Members
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002
--------------------------------------------------------------------------------

Additions
Additions to net assets attributed to:
    Investment (loss) income:
      Interest in net investment loss of the SENA Master Trust     $ (7,377,853)
      Interest from participant loans                                    72,926
                                                                   -------------
                                                                     (7,304,927)
    Contributions:
      Company's                                                         452,726
      Participants'                                                   1,918,930
                                                                   -------------
                                                                      2,371,656
                                                                   -------------
        Total additions (net deductions)                             (4,933,271)
Deductions
Deductions from net assets attributed to:
    Benefits paid to participants                                     2,630,274
    Administrative expenses                                               3,790
                                                                   -------------
        Total deductions                                              2,634,064
                                                                   -------------
        Net decrease before plan transfer                            (7,567,335)
        Transfers to other plans (Note 1)                              (996,018)
                                                                   -------------
        Net decrease                                                 (8,563,353)
Net assets available for benefits:
    Beginning of year                                                46,619,822
                                                                   -------------
    End of year                                                    $ 38,056,469
                                                                   =============

SENA 401(k) Plan for Kimberly Union Members
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of the SENA 401(k) Plan for Kimberly Union Members (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the plan document.

     During 2001, the Plan changed its name from the Inter Lake Wisconsin, Inc. 401(k) Retirement Plan to the SENA 401(k) Plan for Kimberly Union Members.

     General
     The Plan is a defined contribution plan maintained by Stora Enso North America Corp. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company, as defined. Eligible employees, as defined, whose terms of employment are governed by the terms of a collective bargaining agreement which provides for participation in this Plan, may participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Effective January 1, 2002, the Plan changed trustees from Wells Fargo Bank to Fidelity Management Trust Company. Certain assets held by Wells Fargo Bank were sold and the proceeds transferred to Fidelity Management Trust Company with a trade date of December 31, 2001. These transactions, totaling $29,902,991, were not settled until January 2, 2002. Since the Plan records purchases and sales of investments on a trade date basis, these transactions were recorded as investments with Fidelity Management Trust Company as of December 31, 2001 in the accompanying financial statements.

     During 2002, net assets totaling $996,018 were transferred between the Plan, the SENA 401(k) Plan and the SENA 401(k) Plan for Union Members, representing the account balances of participants whose change in employment status made them ineligible for coverage under the latter two plans. Transfers to the SENA 401(k) Plan are also related to the consolidation of frozen account balances for non-union participants of the Plan whose active account balances are held under the SENA 401(k) Plan.

     Contributions
     Participants may contribute an amount up to 20% of compensation, as defined by the plan agreement, not to exceed IRC limitations. Effective January 1, 2002, participants who have attained age 50 may make catch-up contributions in accordance with applicable IRC provisions. The Company provided a matching contribution equal to the lesser of 23% of each participant's contribution or $166.75 during 2002. The Company also provided a fixed contribution of $725 during 2002, for all eligible full time plan participants pursuant to the collective bargaining agreement between the Company and Paper Allied Industrial Chemical and Energy Workers International Union Local 9 (prior to August 21, 2002 the Paper Mill Workers Union of Kimberly, Wisconsin). Part-time participants or participants that did not work the full year received a pro rata share of the fixed contribution. Additional Company contributions may be made at the discretion of the Company's Board of Directors.

     Participant contributions are generally made through payroll deductions and are remitted to the Plan on a bi-weekly basis. Company fixed contributions are remitted to the Plan at the Company's discretion throughout the year and Company matching contributions are remitted to the Plan within 30 days of the end of the calendar year.

     Investment Options
     Effective January 1, 2002, the Plan provides for investments in the SENA Master Trust. Each participant is responsible for designating multiples of whole percentages of both participant and Company contributions for investment among the available investment funds. Designations may be changed on a daily basis at the participant's discretion.

     Participant Accounts and Allocations
     Participant recordkeeping is performed by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"). For all investment options other than the SEO Unitized Stock Fund, Fidelity maintains participant balances on a share method. Participant investments in the SEO Unitized Stock Fund are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund's short-term investments. At December 31, 2002 and 2001, the Plan held 6,875 units and 0 units, respectively, of the SEO Unitized Stock Fund at unit values of $24.53 and $0, respectively.

     Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings, and charged with an allocation of investment and administrative expenses. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants are immediately fully vested in their contributions, Company matching and fixed contributions, and the earnings thereon.

     Benefits
     Upon termination of employment, participants may elect to receive the value of their account in one of the following distribution methods:

          (a)  Lump sum; or
          (b) Series of substantially equal quarterly installments if over the age of 55, with at least 10 years of service; or
          (c) Up to two "ad-hoc" partial distributions each plan year, in any amount, for participants over the age of 55 with at least 10 years of service who are retired, or participants who have incurred a disability; or
          (d)  Transfer to an eligible retirement plan; or
          (e) Defer withdrawal to any time up to April 1 following the year in which age 70 1/2is attained.

     A participant may make the following withdrawals prior to termination:

          (a) Withdrawal of all or any portion of the balance in his account for a hardship causing immediate and heavy financial needs, as defined (however, these withdrawals will generally be subject to a 10% penalty); and
          (b) After age 59-1/2, withdrawal of up to the entire account balance once per quarter; and

          (c) A participant who has made after-tax voluntary contributions prior to 1987 may elect to withdraw such contributions once in any plan year while employed.

     If a participant dies before the distribution of benefits, the benefits are distributed to the beneficiary designated by the participant.

     Loans to Participants

     Participants meeting eligibility requirements may borrow up to the lesser of (a) $50,000, or (b) 50% of their vested account balance, reduced by any outstanding loan balances, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions. Loans require payment within five years of the date of withdrawal, and bear interest at a rate equal to the prime rate as established by The Wall Street Journal on the first business day of the month in which application for such loan is made.


2.   Summary of Accounting Policies

     Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition
     Effective January 1, 2002, the Plan, along with the SENA 401(k) Plan and the SENA 401(k) Plan for Union Members, participates under a master trust arrangement with Fidelity Management Trust Company (the "Trustee") in the SENA Master Trust. Each plan has an interest in the net assets of the SENA Master Trust, represented by the total of the specific interests of the individual participants of the plans.

     All plan investments in the SENA Master Trust, except the investment in the SEO Unitized Stock Fund, are stated at fair value based on quoted market prices. The fair value of the SEO Unitized Stock Fund is computed daily based on share price, dividend information and the value of the short-term investments.

     Prior to 2002, the Plan provided for investments in a common trust fund and mutual funds, which were stated at fair value. The fair value of investments in the common trust fund was determined by the trustee of the fund, based on the fair value of the underlying investments. Investments in mutual funds were valued at the last reported sales price on the last business day of the year.

     Purchases and sales of investments are recorded on a trade date basis. Interest is recognized when earned. Dividends are recorded on the ex-dividend date. Interest and dividends and net realized and unrealized appreciation (depreciation) from the investment in the SENA Master Trust is recorded on the accompanying financial statements as interest in net investment income (loss) of the SENA Master Trust.

     Risks and Uncertainties
     The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     Administrative Expenses
     Administrative expenses reasonably incurred in the administration of the Plan are paid by the Company, except fees related to loan administration.

     Benefit Payments
     Benefit payments to participants are recorded when paid.


3.   SENA Master Trust

     The Plan's allocated share of the SENA Master Trust's net assets and investment activities is based upon the total of each participant's share of the SENA Master Trust. The percentage of the Plan's investment in the SENA Master Trust to the total net assets of the SENA Master Trust is 14% and 0% as of December 31, 2002 and 2001, respectively.

     The fair value of investments of the SENA Master Trust is as follows:

                                                         2002            2001
     Investments, at fair value:
      Cash and cash equivalents                       $  646,561      $  588,352
      Common stocks                                   24,853,555      26,077,156
      Mutual funds                                   246,446,729     240,150,044
                                                    ------------    ------------
           Total investments                        $271,946,845    $266,815,552
                                                    ============    ============

     Investment (loss) income of the SENA Master Trust for the year ended December 31, 2002 is as follows:

     Net depreciation in fair value of investments:
      Common stock                                  $ (2,948,159)
      Mutual funds                                   (49,308,797)
                                                    -------------
                                                     (52,256,956)
    Interest and dividends                             3,615,734
                                                    -------------

                                                    $(48,641,222)
                                                    =============


4.   Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                      2002                2001

Fidelity Management Trust Company:

    Fidelity Retirement Government Money Market Fund,
      9,497,320 and 9,257,733 shares, respectively                  9,497,320         $ 9,257,733

    Fidelity Asset Manager Growth Fund, 160,107 and
      184,942 shares, respectively                                  2,209,471           2,866,605

    Fidelity Spartan U.S. Equity Index Fund, 178,699 and
      199,864 shares, respectively                                  5,566,486           8,122,473

    Fidelity Magellan Fund, 177,178 and 52,900 shares,
      respectively                                                 13,990,023           5,513,214

Wells Fargo Bank:

    Fidelity Magellan Fund, 0 and 151,013 shares,
      respectively                                                          -          15,738,575


5.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.


6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA and prevailing collective bargaining agreements.


7.   Related Party Transactions

     The Plan periodically invests in a money market fund and mutual funds managed by the Trustee, participant loans, and a fund invested in the American Depositary Shares of the Company's parent, Stora Enso Oyj. Prior to 2002, the Plan invested in a common trust fund and mutual funds managed by Wells Fargo Bank, the prior trustee. Transactions involving these investments are considered to be party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

8.   Amounts Allocated to Withdrawn Participants

     Approximately $3,985,652 and $7,428,298 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2002 and 2001, respectively, but who have not yet received distributions as of that date.

SENA 401(k) Plan for Kimberly Union Members
Schedule of Assets (Held at End of Year)
December 31, 2002                                                     Schedule I
--------------------------------------------------------------------------------

       Identity of Issue, Lessor                                        Market
            or Similar Party           Description of Investment         Value

* Participant Loans                Maturities ranging from 2003 to
                                   2007; interest rates ranging from
                                   4.25% to 11.5%                     $  803,161


* Indicates party-in-interest.

See Report of Independent Accountants.

Exhibits:

Exhibit 23        Consent of Independent Accountants - Filed herewith.

Exhibit 99 Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) - Filed herewith.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the SENA 401(k) Board has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     SENA 401(k) Plan for Kimberly Union Members

Dated: September 29, 2003            By /s/ Dawn E. Neuman
                                        -----------------------
                                        Dawn E. Neuman
                                        Member, SENA 401(k) Board